SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

LIFEZONE METALS LIMITED

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G5568L109

(CUSIP Number)

July 6, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5568L109	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Peter Thomas Smedvig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Norwegian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 13,820,941
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 13,820,941
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,820,941
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.4%(1)
12	TYPE OF REPORTING PERSON IN

(1)

Percentage ownership is based on a total number of 79,418,599 shares outstanding, as disclosed by the Issuer in a shell company report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on July 11, 2023.

CUSIP No. G5568L109	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer: Lifezone Metals Limited

(b)	Address of Issuer’s Principal Executive Offices:

Commerce House, 1 Bowring Road, Ramsey, Isle of Man, IM8 2LQ

Item 2.

(a)	Name of Person Filing: Peter Thomas Smedvig.

(b)	Address of Principal Business Office or, if none, Residence:

52 Chelsea Square, London, SW3 6LH, United Kingdom

(c)	Citizenship: Norwegian

(d)	Title of Class of Securities

Ordinary Shares, par value $0.0001 per share

(e)	CUSIP No.: G5568L109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned: 13,820,941

(b)	Percent of class: 17.4%*

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 13,820,941

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 13,820,941

(iv)	Shared power to dispose or to direct the disposition of: 0

*	Percentage ownership is based on a total number of 79,418,599 shares outstanding, as disclosed by the Issuer in a shell company report on Form 20-F filed with the SEC on July 11, 2023.

Item 5.	Ownership of 5 Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

CUSIP No. G5568L109	13G	Page 4 of 5 Pages

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification

Not Applicable.

CUSIP No. G5568L109	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2024

/s/ Marit Salte
Marit Salte
Attorney-in-Fact for Peter Thomas Smedvig